EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL IS AWARDED $2.1 MILLION CONTRACT FOR AN INTEGRATED SECURITY SOLUTION FOR THE PORT OF TARRAGONA IN SPAIN

YAHUD, Israel – Dec. 15th, 2014 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it recently entered into a $2.1 million contract to deliver technology and services as part of an overall security solution for the Port of Tarragona in Spain.

The solution includes the full coverage of the port’s perimeter with taut wire detection (Magal’s DTR) as well as a decorative smart fence (Magal’s DTAC), enforced by microwave sensors and infrared beams. CCTV legacy coverage will also be extended by 150 new day/night and thermal cameras. The seaside will be monitored by six new dual technology (thermal and CCD) high resolution cameras, with accurate positioning and intelligent video analytics (using Magal’s MTC 1500i). This new deployment, along with the port’s legacy systems, will be fully integrated into a new state-of-the-art control center managed by Magal’s advanced command and control platform (Fortis4G), enabling mobile land and marine police to interact with the system.

Mr. Joan Bergada, Head of the Spanish Harbor Police commented: “The port was always secured in a reasonable manner; yet we had a set of diverse systems, each with its own management console. Magal’s Fortis4G enables us to operate our new and legacy systems, as well as PSIM and SIEM, easily and intuitively, through a unified platform. We are looking forward to expanding our coverage and integrating the additional subsystems.”

Miguel A. López Romero, Managing Director of Magal S3 España, S.L., commented: “We are proud to win this prestigious Western European project supporting the Port of Tarragona. They are recognized as a reference in vanguard and innovation, and I truly believe that our contribution will provide them with unprecedented and full situation awareness, as well as event investigation and global audit capabilities.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.comconvergereferen	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com